SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 3

National Interstate Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

63654U 100
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box[ ]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by American Financial Group, Inc. an Ohio corporation (“AFG” or the “Reporting Person”), with the Securities and Exchange Commission (the “SEC”) on February 5, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 19, 2014 with the SEC and Amendment No. 2 to Schedule 13D filed on March 3, 2014 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

On March 16, 2014, the Reporting Person announced that its subsidiary Great American Insurance Company (“GAIC”) had terminated its tender offer to purchase all outstanding shares of the Issuer for $30 per Common Share (the “Offer”) as a result of a hearing held by the United States District Court for the Northern District of Ohio on March 14, 2014 during which the court stated that it would grant a motion for preliminary injunction enjoining the consummation of the Offer.

The Reporting Person highly values the Issuer’s business, management team and employees. National Interstate continues to represent an important strategic component of the Reporting Person’s overall operations.

Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the effects listed in items (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including no current plan or proposal to acquire any additional shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

AMERICAN FINANCIAL GROUP, INC.

By: /s/ Karl J. Grafe

 Karl J. Grafe

 Vice President

5367639.1